SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 5th, 2013.

DATE, TIME AND PLACE: On February 5th, 2013, at 10:00 a.m., at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Adhemar Gabriel Bahadian, Andrea Mangoni, Gabriele Galateri di Genola e Suniglia, Mailson Ferreira da Nóbrega, Oscar Cicchetti e Stefano de Angelis either in person or by means of audio conference, as provided in paragraph 2, Article 25 of the Company’s By-laws.. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Lorenzo Federico Zanoti Lindner, Chief Operations Officer, Roger Sole Rafols, Chief Marketing Officer, Rogério Tostes Lima, Investor Relations Director, Rogério Takayanagi, Chief Executive Officer of INTELIG Telecomunicações Ltda., and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Report about the activities carried out by the Internal Control and Corporate Governance Committee; (2) To resolve on the management’s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2012; (3) To resolve on the forecasts that support the deferred income tax and social contribution of TIM Celular S.A.; (4) To acknowledge the strategic development plan of the Company for 2013; (5) To resolve on the execution of grantees by TIM Celular S.A; and (6) Other matters of general interest of the Company.

RESOLUTIONS: Upon the beginning of the meeting, according to the suggestion made by the President of the Board of Directors, the Board Members agreed to alter the presentation order of the items of the agenda, initially addressing the items (1) and (5) of the agenda as follows:

(1) Mr. Maílson da Nobrega reported to the Board of Directors the activities carried out by the Internal Control and Corporate Governance Committee, on the meeting held on January 30th, 2013, and read a summary report of the topics discussed at that meeting; and

(2) The Board Members, by unanimous decision of the presents, approved the renewal of the insurance guarantee, by the TCEL, up to the amount of R$386,713,110.60 (three hundred eighty-six million, seven hundred and thirteen thousand, one hundred and ten Reais and sixty cents), updated until January 2013, in order to guarantee a lawsuit challenging the collection of Value-Added Tax on Sales and Services ("ICMS"), being ratified all acts previously performed, all in accordance with the documents presented and filed in the Company’s headquarter and SAS No. 336/2013.

Upon the conclusion of the analysis of these subjects, due to specific needs of the Board Members and as suggested by the President of the Board of Directors, the Board Members agreed to suspend the meeting and to resume it, today, at 2:30 p.m.

Resuming the meeting, the Board Members, by unanimous decision of the presents and with abstention of the legally restricted, registered their decisions in relation to items (2), (3) and (4) of the agenda, as follows:

(3) Approve, ad referendum of the Shareholders’ Meeting, based on the information provided by the Company, the Statutory Audit Committee and the independent auditors, PwC, the officer`s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2012, duly audited by the independent auditors of the Company and enclosed with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee;

(4) Approve the forecasts of the deferred income tax and social contribution of TIM Celular S.A. (“TCEL”), in accordance with the documents presented and filed in the Company’s headquarter;

(5) As provided in section 22, subparagraph II of the Company’s By-laws, the Board of Directors approved the Company’s Strategic Development Plan for the year 2013, in accordance with the documents presented and filed in the Company’s headquarter; and

(6) At last, the Board Members were informed of the resignation posed by Mr. Andrea Mangoni, at this opportunity, to his position as Chief Executive Officer of the Company, which resignation is effective as from March 4th, 2013, and doesn’t affect in any way his position as Member of the Board of Directors of the Company. Subsequently, the Board Members expressed their thanks for the dedication shown by Mr. Andrea Mangoni in the performance of his responsibilities as Chief Executive Officer of the Company and for the relevant and outstanding services he rendered to the Company, especially in relation to the successful results achieved by the Company in the year ended on December 31st, 2012.

CLARIFICATIONS AND CLOSING: The President of the Board of Directors then allows any of the Board Members to speak and, with no manifestation on the contrary, it is registered in this meeting minutes that it was suspended at 11:30 a.m. and resumed at 2:30 p.m., having been effectively concluded at 6:05 p.m. With no further issues to discuss, the meeting was adjourned and these minutes drafted as a summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Adhemar Gabriel Bahadian and Maílson Ferreira da Nóbrega.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), February 5th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 05, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.